# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProMIS Neurosciences Inc., CIK 0001374339
CUSIP: 74346M406
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario Canada (A6), M4S 3E2
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001034608

## Reporting persons
- Michael S. Gordon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,886,108; sole dispositive power 0; shared dispositive power 4,886,108; aggregate amount beneficially owned 4,886,108 (9% of the class)
  Comment: This Amendment No. 4 to Schedule 13G is filed jointly on behalf of Michael S. Gordon and Title 19 Promis, a series of a Delaware limited liability company ("Title 19 Promis," and collectively with Mr. Gordon, the "Reporting Persons"), pursuant to Rule 13d-1(c). Prior to the effective date of the registration of the Issuer's common shares, no par value per share ("Common Shares"), pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, in July of 2022, (i) Title 19 Acies, a series of a Delaware limited liability company ("Title 19 Acies"), acquired 2,900,000 Common Shares, representing 48,333 Common Shares following a 60:1 stock split (the "Stock Split") of the Issuer that occurred in June 2022 and (ii) Title 19 Promis acquired (a) 12,375,000 Common Shares, representing 206,250 Common Shares following the Stock Split (such 206,250 Common Shares, the "August 2021 Common Shares"), (b) 3,093,750 warrants to purchase Common Shares, each initially exercisable to purchase one Common Share and, as a result of the Stock Split, now exercisable to purchase an aggregate of 51,562 Common Shares ("March 2022 Warrant Shares") and (c) 30,000,000 Series 1 Preferred Shares ("Series 1 Preferred Shares") of the Issuer, each initially convertible into one Common Share in accordance with the terms of the Series 1 Preferred Shares and, as a result of the Stock Split, became convertible into an aggregate of 500,000 Common Shares.
  
  On October 11, 2022, Title 19 Promis acquired 106,391 Common Shares (the "October 2022 Common Shares") and 26,597 warrants, each exercisable to purchase one Common Share (such 26,597 Common Shares underlying such warrants, the "October 2022 Warrant Shares"), in a private placement conducted by the Issuer. On August 23, 2023, Title 19 Promis acquired 797,872 common share units, each consisting of one Common Share (such 797,872 Common Shares, the "August 2023 Common Shares") and one warrant to purchase one Common Share (the "August 2023 Warrants," and such 797,972 Common Shares underlying the August 2023 Warrants, the "August 2023 Warrant Shares"), in a private placement conducted by the Issuer. The August 2023 Warrants have an exercise price of $1.75 per whole warrant, are currently exercisable and expire February 23, 2029.
  
  On December 4, 2023, the Issuer entered into a Share Exchange Agreement with the holders of the Issuer's Series 1 Preferred Shares, pursuant to which the Series 1 Preferred Shares were exchanged for a new class of Series 2 convertible preferred shares (the "Series 2 Preferred Shares"), effected on a 60:1 basis to reflect the Stock Split, such that the Series 1 Preferred Shares held by Title 19 Promis were exchanged for 500,000 Series 2 Preferred Shares (the "Title 19 Series 2 Preferred Shares"), each convertible into one Common Share in accordance with the terms of the Series 2 Preferred Shares.
  
  On July 31, 2024, Title 19 Promis acquired (A) 465,116 Common Shares (the "July 2024 Common Shares"), (B) 465,116 Tranche A Common Share purchase warrants (the "July 2024 Tranche A Warrants"), (C) 465,116 Tranche B Common Share purchase warrants (the "July 2024 Tranche B Warrants") and (D) 465,116 Tranche C Common Share purchase warrants (the "July 2024 Tranche C Warrants"), in a private placement (the "July 2024 Offering") conducted by the Issuer. Upon the closing of the July 2024 Offering, which was a cumulative qualified equity financing in excess of $14 million, the Series 2 Preferred Shares involuntarily converted into Common Shares at a 1:1 ratio, such that the Title 19 Series 2 Preferred Share converted into 500,000 Common Shares (the "Conversion Shares").
  
  On September 16, 2024 and September 17, 2024, Mr. Gordon acquired an aggregate of 93,223 Common Shares (the "Open Market Shares") on the open market.
  
  On March 13, 2025, the ownership of Title 19 Acies was assigned to Skye Peak Partners LLC, a Delaware limited liability company ("SPP"), effective as of January 1, 2025. In connection with such assignment, the management of Title 19 Acies changed from Mr. Gordon as sole manager to Emmett Gordon and Michael Youniss as managers, and Mr. Gordon does not otherwise have investment control over the shares of the Issuer held by SPP. Accordingly, Mr. Gordon no longer has a pecuniary interest in or beneficial ownership of shares of the Issuer held by Title 19 Acies.
  
  On June 30, 2025, Mr. Gordon contributed the Open Market Shares of the Issuer held by Mr. Gordon to SPP in exchange for membership interests of SPP.
  
  On July 25, 2025, Title 19 Promis:
  
  (i) exercised 119,800 July 2024 Tranche A Warrants, each exercisable to purchase one Common Share, and acquired 119,800 Common Shares (the "July 2024 Tranche A Warrant Shares");
  
  (ii) exercised 119,800 July 2024 Tranche B Warrants, each exercisable to purchase one Common Share, and acquired 119,800 Common Shares (the "July 2024 Tranche B Warrant Shares"); and
  
  (iii) exercised 119,800 July 2024 Tranche C Warrants, each exercisable to purchase one Common Share, and acquired 119,800 Common Shares (the "July 2024 Tranche C Warrant Shares").
  
  These July 2024 Tranche A Warrants, July 2024 Tranche B Warrants and July 2024 Tranche C Warrants were exercisable at an exercise price of $2.02, $2.02 and $2.50 per warrant share, respectively; however, following an offer by Title 19 Promis and an acceptance by the Issuer, were exercised at an exercise price of $0.83518 per share. The remainder of the July 2024 Tranche A Warrants, July 2024 Tranche B Warrants and July 2024 Tranche C Warrants are currently exercisable and expire:
  
  (a) in the case of the July 2024 Tranche A Warrants, on the earlier of (i) 18 months of the issue date and (ii) within 60 days of the public announcement via press release or the filing of a Current Report on Form 8-K of 6-month data from the cohorts treated with single ascending doses of PMN310;
  
  (b) in the case of the July 2024 Tranche B Warrants, on the earlier of (i) 30 months of the issue date and (ii) within 60 days of the public announcement via press release or the filing of a Current Report on Form 8-K of 12-month data from the cohorts treated with single ascending doses of PMN310; and
  
  (c) in the case of the July 2024 Tranche C Warrants, on July 31, 2029.
  
  On July 29, 2025, Title 19 Promis acquired 539,100 warrants (the "July 2025 Warrants"), each exercisable to purchase one Common Share (such 539,100 Common Shares, the "July 2025 Warrant Shares"), at an exercise price of $1.25 per share. The purchase price for each July 2025 Warrant was $0.1875 per share. The July 2025 Warrants are currently exercisable and expire five years after the date of issuance.
  
  The acquisition of the July 2024 Tranche A Common Shares, the July 2024 Tranche B Common Shares and the July 2024 Tranche C Common Shares and the Common Shares underlying the July 2025 Warrants being deemed beneficially owned by Mr. Gordon due to the July 2025 Warrants being currently exercisable, when added to all other acquisitions of securities of the same class during the 12 months immediately preceding the date of such acquisition, aggregates to greater than two percent (2%) of the class of such securities. However, such acquisition was not done with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this Amendment No. 4 to Schedule 13G pursuant to Rule 13d-1(c).
- Title 19 Promis: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,886,108; sole dispositive power 0; shared dispositive power 4,886,108; aggregate amount beneficially owned 4,886,108 (9% of the class)
  Comment: See comments above.

## Item 1. Issuer
Name of issuer: ProMIS Neurosciences Inc.
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario, M4S 3E2, Canada

## Item 2. Person Filing
Name of person filing: This statement is filed by the Reporting Persons.
Address of principal business office or, if none, residence: The address of the Reporting Persons is c/o Trove, 40 Broad Street, 8th Floor, Boston, MA 02109.
Citizenship: Mr. Gordon is a citizen of the United States of America. Title 19 Promis is a series of a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,886,108 for each of Mr. Gordon and Title 19 Promis consisting of (i) the August 2021 Common Shares, (ii) the March 2022 Warrant Shares, (iii) the October 2022 Common Shares, (iv) the August 2023 Common Shares, (v) the Conversion Shares, (vi) the October 2022 Warrant Shares, (vii) the August 2023 Warrant Shares, (viii) the July 2024 Common Shares, (ix) the July 2024 Tranche A Warrant Shares, (x) the July 2024 Tranche B Warrant Shares, (xi) the July 2024 Tranche C Warrant Shares, (xii) 345,316 Common Shares underlying the remaining July 2024 Tranche A Warrants, (xiii) 345,316 Common Shares underlying the remaining July 2024 Tranche B Warrants, (xiv) 345,316 Common Shares underlying the remaining July 2024 Tranche C Warrants and (xv) the July 2025 Warrant Shares. Mr. Gordon is the sole manager of Title 19 Promis.
Percent of class: 9.0% for each of Mr. Gordon and Title 19 Promis. The percentage of beneficial ownership is based upon 51,806,497 Common Shares outstanding as of August 13, 2025, plus (i) the March 2022 Warrant Shares, (ii) the October 2022 Warrant Shares, (iii) the August 2023 Warrant Shares, (iv) 345,316 Common Shares underlying the remaining July 2024 Tranche A Warrants, (v) 345,316 Common Shares underlying the remaining July 2024 Tranche B Warrants, (vi) 345,316 Common Shares underlying the remaining July 2024 Tranche C Warrants and (vii) the July 2025 Warrant Shares.
Sole power to vote or to direct the vote: 0 for each of Mr. Gordon and Title 19 Promis.
Shared power to vote or to direct the vote: 4,886,108 for each of Mr. Gordon and Title 19 Promis.
Sole power to dispose or to direct the disposition: 0 for each of Mr. Gordon and Title 19 Promis.
Shared power to dispose or to direct the disposition: 4,886,108 for each of Mr. Gordon and Title 19 Promis.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A to Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Michael S. Gordon: /s/ Michael S. Gordon, Self (08/14/2025)
- Title 19 Promis: /s/ Michael S. Gordon, Michael S. Gordon, Manager (08/14/2025)